Exhibit 99.1

NEWS RELEASE

Toronto, August 10, 2022

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Q2 Results

Portfolio Outperforms

“We are proud to report record quarterly and half-year results on many financial metrics,” stated Paul Brink, CEO. “The low-risk nature of our business is most pronounced in today’s inflationary environment. Our top-line precious metal stream and royalty interests helped generate our highest margins since starting streaming. Our Energy assets performed well and are the driver behind our record revenues. We are pleased to add exposure to the construction-ready Tocantinzinho gold project and to have received good organic growth news from several of our assets during the quarter, in particular the further expansion of the Detour Lake mine. Franco-Nevada is debt-free and is growing its cash balances.”

		H1 2022		Q2 2022
	H1 results	vs	Q2 results	vs
		H1 2021		Q2 2021
Total GEOs[1] sold (including Energy)	369,666 GEOs	+0%	191,052 GEOs	-1%
Precious Metal GEOs[1] sold	260,201 GEOs	-11%	131,574 GEOs	-10%
Revenue	$691.1 million	+5%	$352.3 million	+1%
Net income	$378.5 million ($1.98/share)	+9%	$196.5 million ($1.03/share)	+12%
Adjusted Net Income[2]	$373.0 million ($1.95/share)	+9%	$195.8 million ($1.02/share)	+7%
Adjusted EBITDA[2]	$587.8 million ($3.07/share)	+6%	$301.2 million ($1.57/share)	+4%
Margin[2]	85.1%	+1%	85.5%	+2%

Strong Financial Position

●	Earned record revenue, Adjusted Net Income and Adjusted EBITDA in Q2 and H1 2022
●	No debt and $1.9 billion in available capital as at June 30, 2022
●	Generated $257.3 million in operating cash flow for the quarter
●	Quarterly dividend of $0.32/share

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Named on the Corporate Knights’ 2022 list of the Best 50 Corporate Citizens in Canada
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core assets outperforming since time of acquisition
●	Long-life reserves and resources

Growth and Optionality

●	Acquisitions, mine expansions and new mines driving future growth
●	Long-term optionality in gold, copper and nickel and to some of the world’s great mineral endowments
●	Strong pipeline of precious metal opportunities

Quarterly revenue and GEOs sold by commodity
	Q2 2022		Q2 2021
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	102,714	$190.7	109,064	$194.9
Silver	19,456	35.8	24,884	45.0
PGMs	9,404	17.3	11,989	22.0
	131,574	$243.8	145,937	$261.9
DIVERSIFIED
Iron ore	7,769	$14.6	20,415	$36.9
Other mining assets	1,322	2.4	504	1.0
Oil	25,342	46.2	13,660	25.3
Gas	20,939	37.9	9,656	17.9
NGL	4,106	7.4	2,207	4.1
	59,478	$108.5	46,442	$85.2
	191,052	$352.3	192,379	$347.1

Year-to-date revenue and GEOs sold by commodity
	H1 2022		H1 2021
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	202,545	$378.2	216,069	$384.9
Silver	40,857	76.9	52,350	92.7
PGMs	16,799	31.5	23,487	41.5
	260,201	$486.6	291,906	$519.1
DIVERSIFIED
Iron ore	18,262	$33.9	23,216	$41.9
Other mining assets	1,885	3.5	1,309	2.6
Oil	45,518	85.2	28,585	51.2
Gas	36,081	67.4	18,134	32.3
NGL	7,719	14.5	4,966	8.9
	109,465	$204.5	76,210	$136.9
	369,666	$691.1	368,116	$656.0

In Q2 2022, we earned $352.3 million in revenue, up 1.5% from Q2 2021. The growth was primarily driven by higher realized oil and gas prices from our Energy assets. These more than offset the decrease in Precious Metal revenue and resulted in 69.2% of our revenue being sourced from Precious Metal assets (54.1% gold, 10.2% silver, 4.9% PGM). Revenue was sourced 91.7% from the Americas (25.3% South America, 24.1% Central America & Mexico, 25.1% U.S. and 17.2% Canada).

Environmental, Social and Governance (ESG) Updates

During the quarter, Franco-Nevada was named on the Corporate Knights’ 2022 list of the Best 50 Corporate Citizens in Canada. As part of the Tocantinzinho transaction, we committed to $1 million of environmental and community-support programs over 4 years and we continue to expand our community engagement and contributions with existing partners.

Portfolio Additions

●	Financing Package with G Mining Ventures on the Tocantinzinho Gold Project: As previously announced on July 18, 2022, we acquired, through our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Stream”). FNBC will provide a deposit of $250 million. Additionally, through one of our wholly-owned subsidiaries, we agreed to provide G Mining Ventures with a $75.0 million secured term loan (the “Term Loan”). We also subscribed for $27.5 million of G Mining Ventures’ common shares (“G Mining Common Shares”).
●	Acquisition of Caserones Royalty in Chile: On April 14, 2022, we acquired, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of $37.4 million. Franco-Nevada is entitled to royalty payments in respect of the period commencing January 1, 2022. The last quarterly distribution attributable to Franco-Nevada was $1.2 million.

Q2 2022 Portfolio Updates

Precious Metal assets: GEOs from our Precious Metal assets were 131,574, compared to 145,937 GEOs sold in Q2 2021. Higher contributions from Hemlo, Gold Quarry and Subika (Ahafo) were more than offset by lower deliveries from Antamina, Guadalupe, Goldstrike and Stillwater.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold in Q2 2022 were consistent with Q2 2021. On August 1, 2022, Lundin Mining reported that a sinkhole was detected near its Minera Ojos del Salado operation in Chile. As a preventive measure, development work in an area of the Alcaparrosa underground mine, which is part of the Minera Ojos del Salado operation and contributes approximately 5% to the overall ore processed annually by Candelaria, was temporarily suspended. Lundin Mining reported that it does not expect this event to impact annual guidance for Candelaria.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower in Q2 2022 compared to Q2 2021 due to anticipated lower grades in 2022 and a temporarily elevated strip ratio.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q2 2022 compared to Q2 2021. As expected, silver ounces sold decreased in the current quarter compared to the prior year period when silver production was particularly strong. In addition, the decrease in GEOs reflects a less favourable GEO conversion ratio when compared to the 2021 period.
●	Cascabel (1% royalty) – In May 2022, SolGold provided an updated mineral resource estimate for its Tandayama-America deposit at the Cascabel project. The Mineral Resource was updated to 528.5 million tonnes at 0.36% copper equivalent for 1.27 million tonnes of copper, and 3.16 million ounces of gold in the Measured and Indicated categories, representing an increase in contained metal of approximately 0.74 million tonnes of copper and 1.96 million ounces of gold compared to the maiden mineral resource estimate.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – Cobre Panama delivered record copper production of 90,778 tonnes in Q2 2022 and achieved a record mill throughput of 21.2 million tonnes, attributable to increased plant stability and continuous improvement projects. GEOs sold were relatively consistent with those sold in Q2 2021 due to the timing of shipments. On July 26, 2022, First Quantum reported that Panama has been experiencing civil unrest, largely focused on temporary blockades to transport routes in the main cities. Production at Cobre Panama has been undisrupted and First Quantum continues to monitor the situation closely.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo decreased in Q2 2022 compared to the same quarter in 2021, with a lower proportion of production being sourced from ground covered by our stream and timing of deliveries.
●	Milpillas ($0.04/lb copper royalty) – In August 2022, Industrias Peñoles announced that mining, crushing and ore deposit activities resumed at the Milpillas copper mine. Operations were suspended in Q2 2020 as a result of low copper prices.

U.S.:

●	Stillwater (5% royalty) – GEOs from Stillwater decreased compared to Q2 2021 due to lower realized palladium and platinum prices. In June 2022, Sibanye-Stillwater reported a significant flood event which affected its U.S. PGM operations. Sibanye-Stillwater estimates that operations at the mine will remain suspended for part of Q3 2022 before safe access to the mine is restored and production can resume.
●	Copper World/East Pit (Rosemont) (2.085% royalty) – In May 2022, Hudbay announced that the U.S. Court of Appeals affirmed a prior ruling to vacate and remand the U.S. Forest Service’s Final Record of Decision for the Rosemont project. While Hudbay is reviewing the decision, it is continuing to advance its Copper World project and in July 2022, filed a Preliminary Economic Assessment outlining a two-phase mine plan. Hudbay is currently advancing a pre-feasibility study and expects to submit applications for key state-level permits for Phase I in H2 2022. Phase I reflects a standalone operation on private land and patented mining claims.
●	Marigold (0.5-5% royalties) – SSR Mining reported that Marigold is progressing towards a strong second half of the year, with higher grade ore expected to be accessed in the second and third quarters of 2022.
●	Stibnite (1.7% royalty) – Perpetua Resources announced that permitting continues to progress at its Stibnite Gold project. Perpetua Resources received the Clean Air Act Permit to Construct, its first permit for the project.

Canada:

●	Detour Lake (2% royalty) – In Q2 2022, Agnico Eagle reported that it completed a technical evaluation which extended the expected mine life of Detour by 10 years to 2052 and increased gold reserves by 38% to 20.4 million ounces of gold (835.1 million tonnes at 0.76 grams per tonne of gold). Agnico Eagle is also evaluating the potential to expand operations to 32 million tonnes per year, develop an underground mining operation, and increase production to 1.0 million ounces or more per year.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo was significantly higher than in Q2 2021 reflecting an increase in production on royalty lands and an improvement in operating costs. Barrick expects continued underground productivity improvements throughout 2022.
●	Brucejack (1.2% royalty) – In March 2022, Newcrest Mining completed its acquisition of Pretium and the Brucejack mine and, in June 2022, reported that its three-phase transformation program, which aims to optimize operations and grow the mineral resource, is progressing well.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that the focus at Macassa remains on completing Shaft #4 infrastructure, which is expected to occur close to year-end 2022, and ramping up production. At the Amalgamated Kirkland deposit, two underground and two surface drills are working to infill and expand the existing mineral resource. Agnico Eagle is evaluating the deposit as a potential ore source for the Macassa mine. Franco-Nevada has multiple royalties at Macassa that include Amalgamated Kirkland.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that the Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing on schedule and on budget, with initial pre-commercial production expected near the end of Q1 2023. Recent drilling has extended the East Gouldie deposit from the current mineral resource outline.
●	Island Gold (0.62% royalty) – In June 2022, Alamos Gold reported the results of the Phase 3+ expansion study, which outlined average annual gold production of 287,000 ounces starting in 2026, an 18-year mine life to 2039 while operating at 20% higher production rates of 2,400 tonnes per day, and a 43% increase in mineable resource to 4.6 million ounces of gold grading 10.59 grams per tonne. Completion of the Phase 3+ expansion is expected in 2026.
●	Greenstone (Hardrock) (3% royalty) – In July 2022, Equinox Gold reported that construction of the project is on schedule and budget. The Greenstone project is 35% complete and expected to pour first gold in H1 2024.
●	Valentine Lake (2% royalty) – In July 2022, Marathon Gold reported an updated Mineral Resource estimate of 4.0 million ounces of gold (64.6 million tonnes at 1.90 grams per tonne of gold), representing an increase of 26% in ounces, 14% in tonnes, and 10% in grade compared to the previous estimate.
●	Ring of Fire (1-3% royalties) – On May 4, 2022, following the acquisition of Noront Resources by Wyloo Metals, we received $42.7 million as full repayment of the loan we extended to Noront in April 2015. We continue to own several royalties over Wyloo’s property in the Ring of Fire.

Rest of World:

●	Tasiast (2% royalty) – Kinross reported that the process plant averaged 21,000 tonnes per day during June 2022 and that the second phase of the Tasiast 24k project, which aims to reach throughput of 24,000 tonnes per day by mid-2023, is continuing to progress on schedule.
●	Subika (2% royalty) – Newmont announced that it had reduced 2022 production guidance for Ahafo by 80,000 ounces from 650,000 ounces due to challenges related to labor availability and supply chain disruptions.
●	Séguéla (1.2% royalty) – Fortuna Silver Mines reported that construction activities are progressing on time and on budget with the overall project 64% complete as of June 30, 2022, with first gold pour expected in mid-2023.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $108.5 million in revenue, up from $85.2 million in Q2 2021. The increase is primarily due to higher realized oil and gas prices relating to our Energy assets.

Iron Ore:

●	Vale Royalty (iron ore royalty) – We recorded $10.1 million in revenue from our Vale Royalty compared to $28.0 million in Q2 2021. Due to the timing of the acquisition of the Vale royalty, which closed in April 2021, revenue recorded in Q2 2021 included two quarters’ worth of royalties.
●	LIORC – LIORC declared a cash dividend of C$0.90 per common share, reflecting lower iron ore prices, compared to C$1.75 per common share in Q2 2021. Iron Ore Company of Canada reported significant capital expenditures to upgrade existing infrastructure at the Carol Lake mine.

Energy:

●	Marcellus (1% royalty) – Revenue from the Marcellus asset increased compared to Q2 2021. Revenues benefited from significantly higher NGL and natural gas prices, partly offsetting a slight decrease in production.
●	Haynesville (various royalty rates) – Revenue from the Haynesville portfolio increased compared to Q2 2021, reflecting current high NGL and natural gas prices and production from high royalty rate wells.
●	SCOOP/STACK (various royalty rates) – Revenue from the SCOOP/STACK increased compared to Q2 2021 due to higher prices.
●	Permian Basin (various royalty rates) – Revenue from the Permian basin increased compared to Q2 2021. The increase in revenue in the current period reflects higher realized prices, an increase in drilling activity levels and production sourced from wells that carry relatively high royalty rates.
●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was significantly higher compared to Q2 2021, reflecting the increase in commodity prices and the operating leverage of our NRI.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.32 per share. The dividend will be paid on September 29, 2022 to shareholders of record on September 15, 2022 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, August 11, 2022 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q2 2022 results.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (800) 289-0720; International: (647) 484-0258
●	Conference Call Replay until August 18, 2022: Toll-Free (888) 203-1112; International (647) 436-0148; Code 5679385 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, expected future performance of the Tocantinzinho project, the Stream and the Term Loan, and capital requirements, construction and development plans, production estimates and production costs estimates relating to the Tocantinzinho project. In addition, statements relating to reserves and resources, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q2 2022, the average commodity prices were as follows: $1,872/oz gold (Q2 2021 - $1,816), $22.64/oz silver (Q2 2021 - $26.69), $957/oz platinum (Q2 2021 - $1,180) and $2,092/oz palladium (Q2 2021 - $2,788), $143/t Fe 62% CFR China (Q2 2021 - $232), $108.41/bbl WTI oil (Q2 2021 - $66.09) and $7.49/mcf Henry Hub natural gas (Q2 2021 - $2.97). For H1 2022 prices, the average commodity prices were as follows: $1,873/oz gold (H1 2021 - $1,805), $23.29/oz silver (H1 2021 - $26.47), $993/oz platinum (H1 2021 - $1,170) and $2,207/oz palladium (H1 2021 - $2,593), $142/t Fe 62% CFR China (H1 2021 - $212), $101.35/bbl WTI oil (H1 2021 - $55.80) and $6.03/mcf Henry Hub natural gas (H1 2021 - $2.85).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBIDA per share, and Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and six months ended June 30, 2022 dated August 10, 2022 filed with the Canadian securities regulatory authorities on SEDAR available at www.sedar.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$196.5	$175.3	$378.5	$346.8
Impairment and charges	—	7.5	—	7.5
Foreign exchange loss (gain) and other (income) expenses	0.4	1.2	(5.8)	1.3
Finance income related to repayment of Noront loan	(2.2)	—	(2.2)	—
Tax effect of adjustments	1.1	(1.4)	2.5	(1.5)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	—	—	(10.6)
Adjusted Net Income	$195.8	$182.6	$373.0	$343.5
Basic weighted average shares outstanding	191.5	191.0	191.4	191.0
Adjusted Net Income per share	$1.02	$0.96	$1.95	$1.80

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$196.5	$175.3	$378.5	$346.8
Income tax expense	36.7	29.4	72.7	49.2
Finance expenses	0.8	1.1	1.7	1.9
Finance income	(2.8)	(1.7)	(3.5)	(2.4)
Depletion and depreciation	69.6	77.2	144.2	148.4
Impairment charges	—	7.5	—	7.5
Foreign exchange loss (gain) and other (income) expenses	0.4	1.2	(5.8)	1.3
Adjusted EBITDA	$301.2	$290.0	$587.8	$552.7
Basic weighted average shares outstanding	191.5	191.0	191.4	191.0
Adjusted EBITDA per share	$1.57	$1.52	$3.07	$2.89

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Margin)	2022	2021	2022	2021
Adjusted EBITDA	$301.2	$290.0	$587.8	$552.7
Revenue	352.3	347.1	691.1	656.0
Margin	85.5%	83.5%	85.1%	84.3%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At June 30,	At December 31,
	2022	2021

ASSETS
Cash and cash equivalents (Note 4)	$910.6	$539.3
Receivables	144.3	119.8
Loan receivable (Note 5)	—	39.7
Prepaid expenses and other (Note 6)	47.9	52.6
Current assets	$1,102.8	$751.4

Royalty, stream and working interests, net (Note 7)	$4,998.2	$5,149.3
Investments (Note 5)	213.2	235.9
Deferred income tax assets	46.5	49.4
Other assets (Note 8)	49.8	23.9
Total assets	$6,410.5	$6,209.9

LIABILITIES
Accounts payable and accrued liabilities	$34.9	$33.6
Current income tax liabilities	7.5	9.6
Current liabilities	$42.4	$43.2

Deferred income tax liabilities	$135.7	$135.4
Other liabilities	5.7	6.1
Total liabilities	$183.8	$184.7

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	$5,657.0	$5,628.5
Contributed surplus	17.9	16.1
Retained earnings	740.8	484.9
Accumulated other comprehensive loss	(189.0)	(104.3)
Total shareholders’ equity	$6,226.7	$6,025.2

Total liabilities and shareholders’ equity	$6,410.5	$6,209.9

The condensed consolidated financial statements and accompanying notes can be found in our Q2 2022 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Revenue (Note 10)	$352.3	$347.1	$691.1	$656.0

Costs of sales
Costs of sales (Note 11)	$45.5	$47.3	$89.1	$87.9
Depletion and depreciation	69.6	77.2	144.2	148.4
Total costs of sales	$115.1	$124.5	$233.3	$236.3
Gross profit	$237.2	$222.6	$457.8	$419.7

Other operating expenses (income)
General and administrative expenses	$5.8	$5.4	$11.4	$9.6
Share-based compensation expenses (Note 12)	—	5.0	4.3	7.0
Impairment charges	—	7.5	—	7.5
Gain on sale of gold bullion	(0.2)	(0.6)	(1.5)	(1.2)
Total other operating expenses	$5.6	$17.3	$14.2	$22.9
Operating income	$231.6	$205.3	$443.6	$396.8
Foreign exchange (loss) gain and other income (expenses)	$(0.4)	$(1.2)	$5.8	$(1.3)
Income before finance items and income taxes	$231.2	$204.1	$449.4	$395.5

Finance items (Note 14)
Finance income	$2.8	$1.7	$3.5	$2.4
Finance expenses	(0.8)	(1.1)	(1.7)	(1.9)
Net income before income taxes	$233.2	$204.7	$451.2	$396.0

Income tax expense (Note 15)	36.7	29.4	72.7	49.2
Net income	$196.5	$175.3	$378.5	$346.8

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(49.2)	$17.7	$(27.0)	$27.1

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	(76.8)	46.7	(57.1)	65.3
Other comprehensive (loss) income, net of taxes	$(126.0)	$64.4	$(84.1)	$92.4

Comprehensive income	$70.5	$239.7	$294.4	$439.2

Earnings per share (Note 17)
Basic	$1.03	$0.92	$1.98	$1.82
Diluted	$1.02	$0.92	$1.97	$1.81
Weighted average number of shares outstanding (Note 17)
Basic	191.5	191.0	191.4	191.0
Diluted	191.9	191.4	191.8	191.3

The condensed consolidated financial statements and accompanying notes can be found in our Q2 2022 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the six months ended
	June 30,
	2022	2021
Cash flows from operating activities
Net income	$378.5	$346.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	144.2	148.4
Share-based compensation expenses	3.0	3.0
Impairment charges	—	7.5
Unrealized foreign exchange loss	—	0.3
Deferred income tax expense	13.2	11.9
Other non-cash items	(6.0)	(2.4)
Acquisition of gold bullion	(23.0)	(21.2)
Proceeds from sale of gold bullion	26.5	17.5
Changes in other assets	(26.7)	(5.7)
Operating cash flows before changes in non-cash working capital	$509.7	$506.1
Changes in non-cash working capital:
Increase in receivables	$(24.5)	$(22.3)
Decrease (increase) in prepaid expenses and other	2.6	(6.3)
Increase (decrease) in current liabilities	0.1	(8.0)
Net cash provided by operating activities	$487.9	$469.5

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(12.8)	$(733.5)
Acquisition of investments	(47.4)	—
Acquisition of energy well equipment	(0.6)	(0.7)
Proceeds from repayment of loan receivable	42.7	—
Proceeds from sale of investments	1.7	12.7
Net cash used in investing activities	$(16.4)	$(721.5)

Cash flows used in financing activities
Payment of dividends	$(101.4)	$(87.0)
Proceeds from draw of revolving credit facilities	—	150.0
Repayment of revolving credit facilities	—	(150.0)
Credit facility amendment costs	—	(0.1)
Proceeds from exercise of stock options	5.2	0.3
Net cash used in financing activities	$(96.2)	$(86.8)
Effect of exchange rate changes on cash and cash equivalents	$(4.0)	$2.3
Net change in cash and cash equivalents	$371.3	$(336.5)
Cash and cash equivalents at beginning of period	$539.3	$534.2
Cash and cash equivalents at end of period	$910.6	$197.7

Supplemental cash flow information:
Dividend income received	$8.2	$13.9
Interest and standby fees paid	$1.3	$1.3
Income taxes paid	$59.3	$51.3

The condensed consolidated financial statements and accompanying notes can be found in our Q2 2022 Quarterly Report available on our website